Exhibit 99.1

Join Nova Minerals’ Exclusive Live Investor Webinar and Q&A Session on October 7

Caulfield, Australia – September 27, 2024 – Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3), is pleased to invite investors to a webinar on October 7, 2024, at 4:15 p.m. ET.

The exclusive event, hosted by RedChip Companies, will feature Nova Mineral’s Chief Executive Officer Christopher Gerteisen, who will share insight into the Company’s flagship Estelle Gold Project in Alaska. Nova Minerals holds a growing multi-million-ounce gold resource in a region renowned for Tier 1 gold deposits [Donlin Creek (45Moz Au); Fort Knox (11Moz Au); and Pogo (6.9Moz)]. Currently, NVA trades at an extremely low A$6 per ounce of gold on an enterprise value basis, compared to the sector average of A$70/oz.

Gerteisen will also discuss the Company’s near-term opportunities with antimony. With ongoing testing and exploration, Nova aims to establish itself as a key player in supplying antimony to the U.S. market, mitigating risks from global supply chain constraints—particularly in light of recent export restrictions from China, the world’s dominant antimony producer.

To register for the free webinar, please visit:

https://redchip.zoom.us/webinar/register/WN_PEM0QHqBR6uf4RuX3Zkwcg#/registration

Questions can be pre-submitted to NVA@redchip.com or online during the live event.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website.
www.novaminerals.com.au

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For more information, contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

NVA@redchip.com